Morris F. DeFeo Jr. Partner Phone: 212.592.1463 Fax: 212.545.2344 mdefeo@herrick.com

December 27, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	HappyNest REIT, Inc.

Amendment No. 1 to

Draft Offering Statement on Form 1-A

Submitted December 4, 2018

CIK 0001732217

Dear Ms. McManus:

On behalf of our client, HappyNest REIT, Inc. (the “Company”), we are responding to comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that were provided on December 19, 2018 (the “Comment Letter”) to the Company’s Amendment No. 1 to Draft Offering Statement on Form 1-A submitted on December 4, 2018.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, and each of the comments is restated in bold italics prior to the response. All page number references in the responses below refer to the page numbers in the Offering Circular (the “Offering Circular”) that is included in Amendment No. 2 to the Draft Offering Statement on Form 1-A submitted on December 27, 2018 (the “Offering Statement”).

Any capitalized term used in this letter, which is not otherwise defined in this letter, shall have the respective meaning ascribed to such term in the Offering Circular.

General

1.	We note your response to comment 4, your intent to issue fractional shares, and your disclosure indicating that holders of fractional shares will “have all of the rights and benefits, pro rata, as holders of full shares.” We also note Section 2.11 of your bylaws which provides that each stockholder having the right to vote shall be entitled to one vote for every share held. Please explain how such fractional shares, and associated rights, are provided for in your governing documents.

HERRICK, FEINSTEIN LLP ● Two Park Avenue ● New York, NY 10016 ● Phone: 212.592.1400 ● Fax: 212.592.1500

United States Securities and Exchange Commission

Division of Corporation Finance

December 27, 2018

We have updated pages 14, 115, 125 and 127 of the Offering Circular to note that fractional shares do not have voting rights.

We have updated Section 3.1(e) of the Articles of Amendment and Restatement and Section 2.11 of the Amended and Restated Bylaws of the Company to state that “The Corporation is authorized but not obligated to issue fractional Shares. Such fractional Shares do not have any voting rights, unless otherwise determined by the Board of Directors.”

Valuation, page 22

2.	This section states that your internal accountants will calculate your NAV per share. Disclosure in your “Valuation Policies” section indicates that a finance team employed by your Advisor will determine your NAV. Please ensure that you consistently describe who will determine NAV and NAV per share.

We have updated page 22 of the Offering Circular to disclose that a finance team employed by or on behalf of our Advisor and acting under the supervision of our Advisor will calculate NAV and NAV per share.

Appendix A

3.	We note your response to comment 19. We note similar language in Section 3.6, where a subscriber must represent that he or she “has read, reviewed and understood the risk factors set forth in the Offering Circular.” Please revise to remove this language or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act.

We have updated Section 3.6 of the subscription agreement to remove the statement that “Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.”

We thank you for your attention. Please do not hesitate to contact the undersigned at (212) 592-1463 or by email at mdefeo@herrick.com or by fax at (212) 545-2344 with any questions or further comments you have regarding the Offering Statement or if you wish to discuss the above responses.

Very truly yours,

/s/ Morris DeFeo

Morris DeFeo